VERIZON PENNSYLVANIA INC.
EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Nine Months Ended September 30, 2002
(Dollars in Millions)
Income before provision for income taxes and extraordinary item	$614.1
Equity in loss from affiliate	32.6
Interest expense	98.9
Portion of rent expense representing interest	35.4
Amortization of capitalized interest	3.5

Earnings, as adjusted	$784.5

Fixed charges:
Interest expense	$98.9
Portion of rent expense representing interest	35.4
Capitalized interest	5.1

Fixed Charges	$139.4

Ratio of Earnings to Fixed Charges	5.63